Stradley, Ronon, Stevens & Young, LLP

2600 One Commerce Square

Philadelphia, PA 19103-7098

(215) 564-8000

October 25, 2017

VIA EDGAR TRANSMISSION

Deborah O’Neal-Johnson

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE: Ivy Funds (the “Registrant”) – Form N-1A

File Nos.: 033-45961 and 811-06569

Dear Ms. O’Neal-Johnson:

As we discussed during our telephone conversation of Wednesday, October 25, 2017, the SEC staff has requested that the Registrant’s Post-Effective Amendment #150 (“PEA 150”) which was filed on Monday, October 23, 2017 under Rule 485(a)(1) be re-filed under Rule 485(a)(2) due to the fact that the portfolios to which PEA 150 relates, although the subject of a prior Rule 485(a)(2) filing, have never been declared effective. You further informed me that the change from a 60 day effectiveness 485(a)(1) filing to a 75 day effectiveness 485(a)(2) filing could be effected by a correspondence filing in order that the original October 23, 2017 filing date could be retained for calculating the effective date of PEA 150.

Accordingly, Registrant hereby requests that PEA 150 be re-classified as a Rule 485(a)(2) filing, for effectiveness on January 8, 2018.

If you have any questions or comments regarding this filing, please telephone me at (215) 564-8794, or in my absence, please contact, Kenneth L. Greenberg at (215) 564-8149.

Very truly yours,

/s/ Don E. Felice

Don E. Felice, Esq.